[The Export-Import Bank of Korea Letterhead]

August 28, 2024

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	The Export-Import Bank of Korea and The Republic of Korea

Amendment No. 1 to Registration Statement Under Schedule B

U.S. Securities and Exchange Commission File No. 333-280523

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effectiveness of the above-mentioned Registration Statement under Schedule B be accelerated so that it shall become effective at 11:00 a.m., New York time, on Friday, August 30, 2024, or as soon thereafter as practicable.

Very truly yours,

THE EXPORT-IMPORT BANK OF KOREA

By:	/s/ Hee-won Ko
Name:	Hee-won Ko
Title:	Director
Treasury Department

[The Republic of Korea Letterhead]

August 28, 2024

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	The Export-Import Bank of Korea and The Republic of Korea

Amendment No. 1 to Registration Statement Under Schedule B

U.S. Securities and Exchange Commission File No. 333-280523

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effectiveness of the above-mentioned Registration Statement under Schedule B be accelerated so that it shall become effective at 11:00 a.m., New York time, on Friday, August 30, 2024, or as soon thereafter as practicable.

Very truly yours,

THE REPUBLIC OF KOREA

By:	/s/ Mun Kyu Park
Name:	Mun Kyu Park
Title:	Financial Attaché
Korean Consulate General in New York